

Mail Stop 7010

November 3, 2006

Via U.S. mail and facsimile

Mr. Michael J. Gordon
Chief Financial Officer
Blastgard International, Inc.
12900 Automobile Blvd., Suite D
Clearwater, FL 33762

> **Re: Blastgard International, Inc.**
> **Registration Statement on Form SB-2**
> **Filed October 6, 2006**
> **File No. 333-137858**

Dear Mr. Gordon:

We have reviewed your supplemental response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We considered your response to comment 1 of our letter dated October 18, 2006. Please be advised that in considering your response we have looked through the investor ownership limits and considered all securities held by all affiliates on a fully-diluted basis. We also considered the securities you recently registered on Form SB-2 (File No. 333-135815). As such, we believe that the total number of shares being registered for resale is much too substantial to be consistent with a transaction contemplated by Rule 415(a)(1)(i) of Regulation C, particularly when viewed in relation to the total number of shares held by non-affiliates.

Cover Page of Registration Statement

2. We note your response to comment 2 of our letter dated October 18, 2006. It does not appear that the registered shares referenced in footnotes (n4), (n5), and (n6) to your fee table are currently issuable, as the anti-dilution provisions have not been triggered. As such, it is not appropriate to register the shares at this time. Please revise accordingly.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards, Special Counsel, at (202) 551-3742 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Steven Morse, Esq.
       Morse & Morse PLLC
       1400 Old Country Road
       Suite 302
       Westbury, NY 11590